U.S. SECURITIES AND EXCHANGE COMMISSION
 ________                  Washington, D.C. 20549
|        |
| FORM 4 |         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
|________|
               Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility Holding
 ___             Company Act of 1935 or Section 30(f) of the Investment
|   | Check this box           Company Act of 1940
|___| if no longer subject                            OMB Number:  3235-0287
      to Section 16. Form 4                           Expires:  Sept. 30, 1998
      or Form 5 obligations
      may continue. See in-
      struction 1(b).

 _____________________________________________________________________________
|1.Name and Address of |2.Issuer and Ticker|6. Relationship of Reporting     |
|  Reporting Person    |  or Trading Symbol|   Person to Issuer (check all   |
|                      |  Blue Fish        |   applicable)                   |
| Haims, Jeffrey L.    |  Clothing, Inc.   | (x)Director  ( ) 10% Owner      |
|                      |  (BLF)            | (x)Officer   ( ) Other          |
|______________________|___________________|  President and CEO              |
|(Last)    (First) (MI)|3.IRS or Social|      --------------------------     |
|                      |  Security     |_____________________________________|
| No. 3 Sixth Street   |  Number of Re-|4.Statement for|7.Individual or      |
|                      |  porting Per- |  Month/Year   |  Joint/Group Filing |
|______________________|  son (volun.) |               |X- Form filed by One |
|(Street)              |               | August 1998   |   Reporting Person  |
|                      |               |_______________|__ Form filed by     |
| Frenchtown, NJ 08825 |               |5.If Amendment,|   More than One     |
|______________________|               |  Date of Ori- |   Reporting Person  |
|(City) (State) (Zip)  |               |  ginal        |                     |
|______________________|_______________|_______________|_____________________|
|                      | TABLE I - Non-Derivative Securities Acquired,       |
|                      |           Disposed of, or Beneficially Owned        |
|______________________|_____________________________________________________|
|                                                                            |
|1.Title of  |2.Trans-|3.Trans.|4.Securities     |5.Amount |6.Owner-|7.Nature|
|  Security  |  action|  action|  Acquired (A) or|  of Se- | ship   |  of In-|
|  (Instr. 3)|  Date  |  Code  |  Disposed of (D)|  curi-  | form:  |  direct|
|            | (Month/| (Instr.|  (Instr. 3, 4   |  ties   | Direct |  Bene- |
|            |  Day/  |  8)    |   and 5)        |  Benefi-| (D) or |  ficial|
|            |  Year) |________|_________________|  cially | Indi-  |  Owner-|
|            |        |    |   |      |(A)|      |  Owned  | rect   |  ship  |
|            |        |Code| V |Amount|or | Price|  End of | (I)    | (Instr.|
|            |        |    |   |      |(D)|      |  Month  |        |   4)   |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|
|            |        |    |   |      |   |      |         |        |        |
|____________|________|____|___|______|___|______|_________|________|________|

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly/(Print or Type Responses).
*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).                                         SEC 1474 (7-96)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially
           Owned (e.g., puts, calls, warrants, options, convertible securities)

 _________________________________________________________________________
|1.Title of Deri- |2.Con-   |3.Trans-|4.Trans-|5.Number of  |6.Date Exer- |
|  vative Security|  version|  action|  action|  Derivative |  cisable    |
|  (Instr. 3)     |  or Ex- |  Date  |  Code  |  Securities |  and Expir- |
|                 |  ercise | (Month/|  (Inst.|  Acquired   |  ation Date |
|                 |  Price  |  Day/  |    8)  |  (A) or Dis-|  mo/day/yr  |
|                 |  of     |  Year) |        |  posed of   |_____________|
|                 |  Deri-  |        |        |  (D) (Instr.| Date | Expi-|
|                 |  vative |        |        |  3, 4 and 5)| Exer-| ra-  |
|                 |  Secu-  |        |________|_____________| cis- | tion |
|                 |  rity   |        |    |   |       |     | able | Date |
|                 |         |        |Code| V | (A)   |(D)  |      |      |
|_________________|_________|________|____|___|_______|_____|______|______|
|                 |         |        |    |   |       |     |      |      |
|Option to Pur-   | $1.00   |08/21/98| A  | V |200,000|     | *    |08/21/|
|chase            |         |        |    |   |       |     |      |  07  |
|_________________|_________|________|____|___|_______|_____|______|______|
|                 |         |        |    |   |       |     |      |      |
|                 |         |        |    |   |       |     |      |      |
|_________________|_________|________|____|___|_______|_____|______|______|
|                 |         |        |    |   |       |     |      |      |
|                 |         |        |    |   |       |     |      |      |
|_________________|_________|________|____|___|_______|_____|______|______|

Continuation of Table II.

            ______________________________________________________________
           |7. Title and Amount|8. Price|9. Number|10. Owner- |11. Nature |
           |   of Underlying   |   of   |   of De-|    ship   |    of In- |
           |   Securities      |   Deri-|   riva- |    Form of|    direct |
           |   (Instr. 3 and 4)|  vative|   tive  |    Deriv. |    Bene-  |
           |                   |   Secu-|   Secu- |    ative  |    ficial |
           |___________________|   rity |   rities|    Securi-|    Owner- |
           |           | Amount|  (Inst.|   Bene. |    ty: Di-|    ship   |
           |           | or    |   5)   |   Owned |    rect(D)|    (Instr.|
           |   Title   | Number|        |   at End|    or In- |    4)     |
           |           | of    |        |   of    |    direct |           |
           |           | Shares|        |   Month |    (I)    |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           | Common    |200,000|        | 200,000 | D         |           |
           | Stock     |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|
           |           |       |        |         |           |           |
           |           |       |        |         |           |           |
           |___________|_______|________|_________|___________|___________|

Explanation of Responses: *The option is exercisable as to 78,654 shares upon the date of grant and in full (i) at least 30 days prior to any merger of the issuer with and into another corporation or the sale of all or substan-tially all of its stock or assets, or (ii) on the 8th anniversary of the date of grant (or on the immediately preceding anniversary date(s) if necessary to comply with Internal Revenue Code Sec. 422(d), as determined by the issuer's Compensation Committee); provided, however, that vesting may be accelerated upon achievement of certain financial and non-financial goals established by the issuer's Compensation Committee.

                                         /s/ Jeffrey L. Haims        9/10/98
                                         __________________________  ________
                                         **Signature of Reporting      Date
                                           Person
**Intentional misstatements or omissions
  of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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                                                               SEC 1474 (7-96)